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November 16, 1999                                            NYSE SYMBOL: ITP
                                                             T.S.E. SYMBOL: ITP



                           INTERTAPE POLYMER GROUP INC.
                                    ANNOUNCES
                             STOCK REPURCHASE PROGRAM


Montreal, Quebec, Canada, November 16, 1999 -- Intertape Polymer Group Inc. (NYSE & TSE: ITP) announced today that its Board of Directors authorized to repurchase some of its common shares outstanding on the Toronto Stock Exchange (TSE) and the New York Stock Exchange (NYSE), beginning November 17, 1999. The normal course issuer bid is subject to regulatory approval.

Under the bid, the Corporation may purchase for cancellation up to 1,419,738 shares. Intertape currently has 28,394,767 common shares presently outstanding, and therefore this would represent approximately 5% of today's outstanding shares. These purchases shall be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 17, 1999 and ending on November 16, 2000. The Corporation has not made a normal course issuer bid within the past 12 months.

Melbourne F. Yull, Intertape's Chairman and Chief Executive Officer stated:
"We believe that the purchase by the Corporation of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand. Depending on market conditions, any purchases made will be made on that basis."

Intertape Polymer Group Inc. develops, manufacturers and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial uses. The Company is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in seventeen North American and European locations.


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FOR FURTHER INFORMATION CONTACT:  Melbourne F. Yull
                                  Chairman and Chief Executive Officer
                                  Intertape Polymer Group Inc.
                                  Tel: (514) 731-0731
                                  E-mail: itp$info@intertapeipg.com
                                  Web: www.intertapepolymer.com


EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, STATEMENTS IN THE RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS ASSOCIATED WITH PRICING, VOLUME AND CONDITIONS OF MARKETS. THOSE AND OTHER RISKS ARE DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) OVER THE LAST TWELVE MONTHS, COPIES OF WHICH ARE AVAILABLE FROM THE SEC OR MAY BE OBTAINED UPON REQUEST FROM THE COMPANY.